Exhibit 99.(a).17

JOHN HANCOCK INVESTMENT TRUST

Termination of Series

John Hancock Global Opportunities Fund

a Series of John Hancock Investment Trust

It is hereby stated that:

1.	This document relates to a business trust created by a Declaration of Trust, which was filed with the Secretary of The Commonwealth of Massachusetts on December 21, 1984.

2.	The present name of the business trust is John Hancock Investment Trust (the “Trust”), operating pursuant to an Amended and Restated Declaration of Trust dated March 8, 2005, as amended and restated from time to time (the “Declaration of Trust”).

3.	John Hancock Global Opportunities Fund (“Acquired Fund”), a series of the Trust, transferred its assets to Global Equity Fund, a series of John Hancock Funds II, in a tax-free reorganization (the “Reorganization”) in exchange for shares of John Hancock Global Equity Fund, effective as of July 24, 2015.

4.	The following is a true copy of the resolution adopted by shareholders of the Acquired Fund at a Special Meeting of Shareholders held on July 15, 2015 to approve the Reorganization, including the termination of the Acquired Fund, and that such resolution has not been revoked, revised or amended and is in full force and effect:

RESOLVED, that the proposal to approve an Agreement and Plan of Reorganization between John Hancock Global Opportunities Fund and John Hancock Global Equity Fund be, and it hereby is, approved.

5.	The Acquired Fund is terminated effective as of July 24, 2015.

IN WITNESS WHEREOF, I have affixed my signature this 31st day of August 2015.

JOHN HANCOCK INVESTMENT TRUST

By:	/s/ Thomas Dee
Name:	Thomas Dee
Title:	Assistant Secretary